Exhibit 21.1

List of Subsidiaries of Blockfusion Data Centers, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Atlas I Merger Sub	Cayman Islands
Atlas Merger Sub, Inc.	Delaware
Blockfusion USA, Inc.	Delaware
North East Data, LLC	Delaware
Blockfusion Canada Inc.	Canada
Blockfusion Italia S.R.L.	Italy